300 North LaSalle Street
Chicago, Illinois  60654

Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2070 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 28, 2013

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                    Mara L. Ransom

Scott Anderegg

Jarrett Torno

James Allegretto

Re:                        NRG Yield, Inc.
Registration Statement on Form S-1
Filed June 6, 2013
File No. 333-189148

Ladies and Gentlemen:

As discussed with Mr. Anderegg, NRG Yield, Inc., a Delaware corporation (the “Company”), is submitting as correspondence marked pages showing proposed changes to be made in an Amendment (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).  The proposed changes reflect the proposed number of shares to be offered in the Company’s initial public offering, proposed price range per share, estimated quarterly dividend per share, estimated proceeds, and other related information.

As discussed with Mr. Anderegg, the Company respectfully requests that the Staff of the Securities and Exchange Commission (the “Staff”) review the filed correspondence in advance of the Company filing the Amendment.  The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to make the information to be included in the Amendment public before it launches the offering.

The Company also reaffirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s prior comment letter.

Hong Kong       London       Los Angeles       Munich       New York       Palo Alto       San Francisco       Shanghai       Washington, D.C.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:                                David W. Crane
                                                Brian Curci

NRG Yield, Inc.

Kirk A. Davenport II

Patrick H. Shannon

Latham & Watkins LLP